Ex. 99.28(h)(19)(ii)

Plan Of Reorganization

JNL SERIES TRUST

This Plan of Reorganization is dated April 26, 2021, by JNL SERIES TRUST (the “Trust”), Massachusetts business trust, on behalf of its series listed on Schedule A hereto (each an “Acquired Fund” or “Acquiring Fund,” as applicable.

WHEREAS, the Trust is registered with the U.S. Securities and Exchange Commission in accord with the provisions of the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company, and has established several separate series of shares (“Funds”), with each fund having its own assets and investment policies;

WHEREAS, each Acquiring Fund is a “shell” series of the Trust without assets (other than nominal seed capital) or liabilities, created for the purpose of acquiring the assets and liabilities of the Acquired Fund;

WHEREAS, the Trust’s Board of Trustees, including a majority of the Trustees who are not interested persons of the Trust, has determined that participation in the transaction described herein is in the best interests of each Acquired Fund and Acquiring Fund, and that the interests of the existing shareholders of each Acquired Fund and Acquiring Fund will not be diluted as a result of the transaction described herein;

WHEREAS, Article II, Section 2.1 of the Trust’s Amended and Restated Declaration of Trust, dated September 25, 2017 (the “Declaration of Trust”), authorizes the Board of Trustees to conduct the business of the Trust and carry on its operations; and

WHEREAS, the Trust’s Board of Trustees, including a majority of the Trustees who are not interested persons of the Trust, has approved the reorganization of each Acquired Fund with and into the respective Acquiring Fund (each a “Reorganization”).

Now, Therefore, all the assets, liabilities and interests of each Acquired Fund shall be transferred on the Closing Date to the applicable Acquiring Fund, as described below; provided that the Board of Trustees may terminate this Plan of Reorganization at or prior to the Closing Date:

1.	The Closing Date shall be 8:59 a.m. on Monday, April 26, 2021, or if the New York Stock Exchange or another primary trading market for portfolio securities of each Acquired Fund or Acquiring Fund (each, an “Exchange”) is closed to trading or trading thereon is restricted, or trading or the reporting of trading on an Exchange or elsewhere is disrupted so that, in the judgment of the Board of Trustees, accurate appraisal of the value of either the Acquired Fund’s or the Acquiring Fund’s net assets and/or the net asset value per share of Acquiring Fund shares is impracticable, the Closing Date shall be postponed until the first business day after the day when such trading has been fully resumed and such reporting has been restored;

2.	The obligations of each Acquired Fund and Acquiring Fund to complete the transaction described herein shall be subject to receipt by each Acquired Fund and Acquiring Fund of an opinion of Ropes & Gray LLP dated on the Closing Date (which opinion will be subject to certain qualifications) satisfactory to both parties substantially to the effect that, for U.S. federal income tax purposes, on the basis of the existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, current administrative rules, and court decisions, and assuming, among other assumptions, that the variable annuity contracts or variable life insurance policies funded by insurance company separate accounts that hold shares of the Funds (for purposes of this paragraph, each a “contract” and collectively, the “contracts”) and the insurance companies issuing the contracts are properly structured under Subchapter L of the Code, the Reorganization will not be a taxable event for contract owners (the “Tax Opinion”). The Tax Opinion will be based on certain factual certifications made by officers of the Trust, on behalf of the Funds and will also be based on reasonable assumptions. The Tax Opinion may state that it is not a guarantee that the tax consequences of the Reorganization will be as described above, and that there is no assurance that the Internal Revenue Service or a court would agree with the opinion.

1

3.	On or before the Closing Date, and before effecting the Reorganization described herein, the Trust shall have received a satisfactory written opinion of legal counsel as to such transaction that the securities to be issued in connection with such transaction have been duly authorized and, when issued in accordance with this Plan of Reorganization, will have been validly issued and fully paid and will be non-assessable by the Trust on behalf of the applicable Acquiring Fund.

4.	In consideration for the assets transferred to the Acquiring Fund, the Acquiring Fund will issue to the Acquired Fund shares of the Acquiring Fund with a value equal to the assets contributed.

5.	For purposes of this transaction, the value of the shares of each Acquiring Fund and Acquired Fund shall be determined as of 4:00 p.m., Eastern Time, on the Closing Date. Those valuations shall be made in the usual manner as provided in the relevant prospectus of the Trust.

6.	The costs and expenses associated with the Reorganization relating to the costs and expenses related to the preparation of the tax opinion and obtaining a consent of independent registered public accounting firm will be borne by Jackson National Asset Management, LLC (“JNAM”), and no sales or other charges will be imposed on Contract Owners in connection with the Reorganization. The legal expenses associated with the Reorganization, including the legal fees incurred in connection with the analysis under the Code of the tax treatment of this transaction will also be borne by JNAM.

A copy of the Declaration of Trust is on file with the Secretary of the Commonwealth of Massachusetts. Notice is hereby given that this instrument is executed on behalf of the Trustees as Trustees, and is not binding on any of the Trustees, officers, or shareholders of the Trust individually, but only binding on the assets and properties of each Acquired Fund or the Acquiring Fund, respectively.

IN WITNESS WHEREOF, the Trust, on behalf of each Acquired Fund and Acquiring Fund, has caused this Plan of Reorganization to be executed and attested in the City of Chicago, State of Illinois, on April 22, 2021, and effective April 26, 2021.

JNL SERIES TRUST

By:	/s/ Mark D. Nerud
Mark D. Nerud, Trustee, President, and Chief Executive Officer

Attest:	/s/ Susan S. Rhee
Susan S. Rhee, Vice President, Chief Legal Officer, and Secretary

2

Schedule A

ACQUIRING FUND	ACQUIRED FUND
JNL Emerging Markets Index Fund Regulated Investment Company	JNL/Mellon Emerging Markets Index Fund Regulated Investment Company
JNL International Index Fund Regulated Investment Company	JNL/Mellon International Index Fund Regulated Investment Company

A-1